Exhibit (a)(1)(iv)

[NOBEL LETTERHEAD]

July 5, 2011

Dear Nobel Learning Communities, Inc. Employee:

As you are aware, Nobel Learning Communities, Inc. (“Nobel Learning”) has entered into a merger agreement with Academic Merger Sub, Inc. (“Merger Sub”), a Delaware corporation and a wholly owned subsidiary of Academic Acquisition Corp. (“Parent”), a Delaware corporation. Pursuant to the terms of the merger agreement, each outstanding share of Nobel Learning common stock will be converted into the right to receive $11.75 in cash.

It is a condition to the consummation of the merger that all options be cancelled prior to the merger. Because our 1995 Stock Incentive Plan and our 2004 Omnibus Incentive Equity Compensation Plan (the “Plans”) do not permit us to terminate options in the context of a transaction such as the merger without the consent of the option holders, we are making this offer in order to provide a means for our option holders to receive value for their stock options subject to the Plans in connection with, and upon consummation of, the merger, whether or not the exercise price of the option exceeds the $11.75 per share merger consideration. We are also making this offer in order to ensure that no Nobel Learning stock options will remain outstanding following consummation of the merger. Please note that options granted pursuant to our 2000 Stock Option Plan for Consultants and 2010 Omnibus Incentive Equity Compensation Plan are not subject to this offer. Options granted under the 2000 Stock Option Plan for Consultants and 2010 Omnibus Incentive Equity Compensation Plan will automatically be cancelled in connection with the merger, and to the extent that any such option has an exercise price below $11.75, the holder of the option will be paid the excess of $11.75 over the exercise price per share of the applicable option. Options granted under the 2000 Stock Option Plan for Consultants and 2010 Omnibus Incentive Equity Compensation Plan with an exercise price above $11.75 will be cancelled without payment.

The offer to purchase contains the terms of the offer, including a detailed set of questions and answers. Please read the materials carefully as they contain important information about how to tender your eligible options and receive payment. Please note that the initial deadline for us to receive your signed election form is 5 p.m., New York City time, on August 2, 2011, unless the offer is extended pursuant to the terms thereof.

The enclosed election form lists your individual holdings of options that are eligible to be tendered in the offer and the cash payment being offered in exchange for such tender of eligible options. Any cash payment made for your eligible options will be subject to tax withholding.

The Nobel Learning Board of Directors has recommended that you tender your eligible options.

If you have any questions concerning the program, please contact Thomas Frank at (484) 947-2000; Tom.Frank@nlcinc.com.

Sincerely,

George H. Bernstein

President and CEO